Exhibit 99.1

Burcon NutraScience Corporation

Condensed Consolidated Interim Financial Statements
Six months ended September 30, 2012 and 2011
(Unaudited)
(Prepared in Canadian dollars)

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)

(Prepared in Canadian dollars)

	September 30,	March 31,
	2012	2012
	$	$

Assets

Current assets
Cash and cash equivalents	3,979,735	3,856,929
Restricted cash (note 2(c))	-	361,600
Short-term investments	-	2,301,961
Amounts receivable (note 9)	89,271	37,027
Prepaid expenses	92,803	117,991

	4,161,809	6,675,508

Property and equipment	561,110	626,488

Deferred development costs - net of accumulated amortization of $133,406 (March 31, 2012- $nil) (notes 4 and 5)	2,090,029	1,969,172

Goodwill	1,254,930	1,254,930

	8,067,878	10,526,098

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	435,682	916,652

Deferred revenue	347,964	222,656

	783,646	1,139,308

Shareholders’ Equity (note 5)
Capital stock	49,062,154	48,061,704
Contributed surplus	4,009,595	4,009,595
Options	9,495,145	10,209,388
Deficit	(55,282,662)	(52,893,897)

	7,284,232	9,386,790

	8,067,878	10,526,098

Going concern (note 1)

Subsequent events (note 13)

Approved by the Audit Committee of the Board of Directors

(signed) J. Douglas Gilpin	Director	(signed) David Lorne John Tyrrell	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)

(Prepared in Canadian dollars)

	Three months ended		Six months ended
		September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Expenses
General and administrative (note 6)	775,120	1,601,986	1,520,118	2,771,006
Research and development (note 7)	588,005	220,224	909,305	284,198

Loss from operations	(1,363,125)	(1,822,210)	(2,429,423)	(3,055,204)

Interest and other income (note 9)	11,338	35,703	40,658	78,951

Loss and comprehensive loss for the period	(1,351,787)	(1,786,507)	(2,388,765)	(2,976,253)

Basic and diluted loss per share (note 8)	(0.045)	(0.060)	(0.080)	(0.099)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
For the six months ended September 30, 2012 and 2011

(Prepared in Canadian dollars)

	Number of
	fully paid
	common
	shares
	(unlimited
	number of
	common
	shares					Total
	without par	Capital	Contributed			shareholders’
	value)	stock	surplus	Options	Deficit	equity
		$	$	$	$	$
Balance - March 31, 2011	29,805,557	47,158,758	3,762,983	8,915,059	(46,931,555)	12,905,245

Net loss	-	-	-	-	(2,976,253)	(2,976,253)
Issued during the period for cash options exercised	185,517	537,724	-	-	-	537,724
Transferred from options on exercise of options	-	354,781	-	(354,781)	-	-
Options granted	-	-	-	1,079,378	-	1,079,378

Balance - September 30, 2011	29,991,074	48,051,263	3,762,983	9,639,656	(49,907,808)	11,546,094

Balance - March 31, 2012	29,993,074	48,061,704	4,009,595	10,209,388	(52,893,897)	9,386,790

Net loss	-	-	-	-	(2,388,765)	(2,388,765)
Issued during the period for cash Options exercised	194,119	273,901	-	-	-	273,901
Transferred from options on exercise of options	-	726,549	-	(726,549)	-	-
Stock-based compensation expense	-	-	-	12,306	-	12,306

Balance - September 30, 2012	30,187,193	49,062,154	4,009,595	9,495,145	(55,282,662)	7,284,232

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
For the six months ended September 30, 2012 and 2011

(Prepared in Canadian dollars)

	2012	2011
	$	$

Cash flows from operating activities
Loss for the period	(2,388,765)	(2,976,253)
Items not affecting cash
Amortization of property and equipment	64,909	30,699
Amortization of deferred development costs	133,406	-
Stock-based compensation expense	12,306	918,892
Gain on disposal of property and equipment	-	(3,359)
	(2,178,144)	(2,030,021)
Changes in non-cash working capital items
Amounts receivable	(52,244)	(92,217)
Prepaid expenses	25,188	39,889
Accounts payable and accrued liabilities	(480,970)	(198,210)
Deferred revenue	125,308	102,948
	(2,560,862)	(2,177,611)

Cash flows from investing activities
Decrease in short-term investments	2,301,961	2,696
Decrease (increase) in restricted cash	361,600	(379,862)
Acquisition of property and equipment	(6,097)	(63,949)
Proceeds from disposal of property and equipment	-	3,745
Development costs deferred	(247,697)	(862,967)
	2,409,767	(1,300,337)

Cash flows from financing activities
Issue of capital stock	273,901	537,724

Increase (decrease) in cash and cash equivalents	122,806	(2,940,224)

Cash and cash equivalents - Beginning of period	3,856,929	9,628,020

Cash and cash equivalents - End of period	3,979,735	6,687,796

Cash and cash equivalents consist of
Cash	3,979,735	4,515,440
Cash equivalents	-	2,172,356
	3,979,735	6,687,796
Supplemental disclosure of non-cash investing activities
Stock-based compensation charged to deferred development costs	-	160,486
Amortization of property and equipment charged to deferred development costs	6,566	57,473

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2012 and 2011

(Prepared in Canadian dollars)

1	Going concern

Burcon NutraScience Corporation (Burcon or the Company) is an incorporated entity headquartered in Vancouver, Canada.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at September 30, 2012, the Company had not earned revenues from its technology, had an accumulated deficit of $55,282,662 and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At September 30, 2012, the Company had cash and cash equivalents of $3,979,735. These conditions indicate the existence of material uncertainty that casts substantial doubt about the ability of the Company to meet its obligations as they become due and, accordingly, its ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the Company raising additional capital. On November 7, 2012, the Company announced that is has filed a preliminary short form prospectus in connection with a best efforts of common shares of Burcon for gross proceeds of up to $5 million (the “Offering”). Final pricing and determination of the number of common shares to be sold pursuant to the Offering will occur immediately prior to the filing of the final short form prospectus, expected to close on or about November 21, 2012. The Company will continue to receive quarterly initial license fees from its license and production agreement with Archer Daniels Midland Company (ADM) and expects to receive royalty revenues once sales of CLARISOY™ commence (see note 2). However, the amount and timing of royalty revenues cannot be ascertained at this time. If the Company is unable to raise additional capital through an equity financing, it will be necessary to reduce the level of various expenditures, including research and development and patent expenditures that are not required for the license and production agreement.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

(1)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2012 and 2011

(Prepared in Canadian dollars)

2	Nature of operations

Burcon is a research and development company that is developing its plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company has developed CLARISOY™, a soy protein isolate and is developing Peazazz™, a pea protein isolate, and Puratein®, Supertein™ and Nutratein™, three canola protein isolates.

a)	CLARISOY™

On March 4, 2011, Burcon signed a license and production agreement (Soy Agreement) with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that began upon certain approval by the Environment Protection Agency and continue until the first bona fide arm’s length sale of CLARISOY™ manufactured in a semi-works production facility, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the 20-year Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement will be the responsibility of Burcon.

b)	Peazazz™

Burcon has developed a novel pea protein isolate that it has branded Peazazz™. On August 20, 2012, Burcon announced that it had entered into a non-binding letter of intent with a commercial partner (the “Letter of Intent”) that details the intention of the two parties (the “Parties”) to enter into a strategic partnership for the worldwide commercial production, marketing and sale of Burcon’s Peazazz™ pea protein. The Letter of Intent provides a framework of terms and conditions, which the Parties intend to use as the basis for a final agreement. The framework describes a phased approach to commercialization wherein the Parties would first engineer and construct an initial semi-works production facility capable of producing commercial quantities of Peazazz™, followed by a second phase wherein the Parties would be required to make a decision to build a full-scale commercial facility within a pre-determined period of time.

c)	Puratein®, Supertein™ and Nutratein™

Burcon is developing three canola protein isolate products, Puratein®, Supertein™ and Nutratein™. In 2008, Puratein®, Supertein™ achieved U.S. self-affirmed GRAS (Generally Recognized As Safe) status, and the U.S. Food and Drug Administration formally acknowledged receipt of Burcon’s GRAS notification for Puratein®, Supertein™ in 2010.

(2)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2012 and 2011

(Prepared in Canadian dollars)

3	Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), on a basis consistent with those followed in the most recent annual consolidated financial statements. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors on November 8, 2012.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of September 30, 2012. The condensed consolidated interim financial statements should be read in conjunction with the Company’s IFRS consolidated annual financial statements for the year ended March 31, 2012.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at September 30, 2012 are as follows:

	Place of	Interest
	incorporation	%	Principal activity
Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

(3)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2012 and 2011

(Prepared in Canadian dollars)

4	Deferred development costs

$

Cost at March 31, 2012	1,969,172
Current period additions	254,263

Cost at September 30, 2012	2,223,435

Amortization and impairment at March 31, 2012	-
Current period amortization	133,406

Amortization and impairment at September 30, 2012	133,406

Net book value at September 30, 2012	2,090,029

Cost at March 31, 2011	190,284
Current period additions	1,778,888

Cost at March 31, 2012	1,969,172

Amortization and impairment at March 31, 2011	-
Current period amortization	-

Amortization and impairment at March 31, 2012	-

Net book value at March 31, 2012	1,969,172

The Company ceased deferring development costs related to CLARISOYTM on June 30, 2012. As this asset is now ready for its intended use, these costs are being amortized over 50 months on a straight-line basis.

5	Shareholders’ equity

a)	Capital stock

Authorized

Unlimited number of common shares without par value

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

(4)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2012 and 2011

(Prepared in Canadian dollars)

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At September 30, 2012, 1,617,500 (March 31, 2012 - 1,995,854) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $5.67 and $9.60 per common share. At the annual general meeting held on September 1, 2011, the shareholders of the Company approved to amend the stock option plan from a “fixed” plan to a “rolling” plan, under which it would permit the issuance of that number of options up to a maximum of 10% of the issued and outstanding common shares. An additional 1,401,219 (March 31, 2012 - 1,003,453) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. During the years ended March 31, 2012 and 2011, the estimated average vesting period of the outstanding options was 18 months (2011 - 20 months). The remaining outstanding vesting period at September 30, 2012 was approximately 7 months. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

		Six months ended
	September 30, 2012		Year ended March 31, 2012
				Weighted
		Weighted		average
	Number of	average	Number of	exercise
	options	exercise price	options	price
		$		$

Outstanding - Beginning of period	1,995,854	7.32	2,040,871	6.94

Granted	-	-	200,000	7.42
Exercised	(378,354)	3.30	(187,517)	2.90
Forfeited/Expired	-	-	(57,500)	8.47

Outstanding - End of period	1,617,500	8.27	1,995,854	7.32

(5)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2012 and 2011

(Prepared in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at September 30, 2012:

		Options outstanding		Options exercisable
		Weighted		Number
	Number	average	Weighted	exercisable	Weighted
Range of	outstanding	remaining	average	at	average
exercise	at	contractual	exercise	September 30,	exercise
prices	September 30,	life	price	2012	price
	$2012	(years)	$		$

5.67 to 6.78	527,500	2.72	5.97	527,500	5.97
8.05 to 9.60	1,090,000	6.56	9.38	1,081,667	9.38

	1,617,500			1,609,167

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Six months
	ended	Year ended
	September 30,	March 31,
	2012	2012

Dividend yield	N/A	0.0%
Expected volatility	N/A	63.6%
Risk-free interest rate	N/A	1.8%
Expected forfeitures	N/A	11.1%
Expected average option term (years)	N/A	8.4

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

There were no options granted during the six months ended September 30, 2012. The weighted average fair value of the options granted during the year ended March 31, 2012 was $4.97 per option.

For the six months ended September 30, 2012, included in research and development expenses is $nil (2011 - $49,548) (note 7) of stock-based compensation and included in general and administrative expenses is $12,306 (2011 - $869,344) (note 6) of stock-based compensation. Included in deferred development costs is $nil (March 31, 2012 - $107,686) of stock-based compensation.

(6)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2012 and 2011

(Prepared in Canadian dollars)

6	General and administrative

	Three months ended		Six months ended
		September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Professional fees	355,996	473,689	622,999	857,697
Salaries and benefits (note 5)	251,127	900,009	531,304	1,489,732
Investor relations	55,828	89,075	140,644	166,746
Office supplies and services (note 9)	37,130	27,543	76,477	55,875
Travel and meals	32,395	42,791	53,271	71,257
Other	30,164	55,984	72,267	106,163
Management fees (note 9)	11,631	12,096	21,458	21,938
Amortization of property and equipment	849	799	1,698	1,598

	775,120	1,601,986	1,520,118	2,771,006

7	Research and development

	Three months ended		Six months ended
		September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Salaries and benefits (note 5)	267,250	142,096	485,245	162,583
Amortization of deferred development costs	133,406	-	133,406	-
Laboratory operation	101,852	39,985	150,052	63,547
Amortization of property and equipment	35,217	18,840	63,211	29,101
Rent	20,230	8,273	36,425	13,271
Analyses and testing	18,614	10,291	28,844	14,788
Travel and meals	11,436	739	12,122	908

	588,005	220,224	909,305	284,198

(7)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2012 and 2011

(Prepared in Canadian dollars)

8	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended		Six months ended
		September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Loss for the period, being loss attributable to common shareholders - basic and diluted	(1,351,787)	(1,786,507)	(2,388,765)	(2,976,253)

	Shares	Shares	Shares	Shares

Weighted average common shares - basic and diluted	30,083,962	29,977,596	30,040,009	29,931,361

Basic loss per share	(0.045)	(0.060)	(0.080)	(0.099)

For the three and six months ended September 30, 2012 and 2011, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

9	Related party transactions

The Company engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the three and six months ended September 30, 2012 is $15,791 and $31,581, respectively (2011 - $13,997 and $27,994) for office space rental, services, and equipment rental.

For the three and six months ended September 30, 2012, included in general and administrative expenses (management fees) is $11,344 and $20,854, respectively (2011 - $11,939 and $21,781) for services provided. At September 30, 2012, $2,729 (March 31, 2012 - $2,113) of this amount is included in accounts payable and accrued liabilities. For the three and six months ended September 30, 2012, included in interest and other income are $2,174 and $9,507, respectively (2011 - $3,607 and $8,555) for management services provided. At September 30, 2012, $485 (March 31, 2012 - $2,396) of this amount is included in amounts receivable.

(8)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2012 and 2011

(Prepared in Canadian dollars)

10	Key management compensation

Key management includes the Company’s CEO and COO. Remuneration of key management comprises:

	2012	2011
	$	$

Short-term benefits	174,980	320,967
Option-based awards	12,306	663,108

	187,286	984,075

Short-term benefits comprise salaries, fees and benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 5 to the financial statements.

11	Financial instruments

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents may comprise interest bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents with various Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates. Burcon’s cash and cash equivalents are held at various Canadian chartered banks to maximize interest and to diversify risk. For the three and six months ended September 30, 2012, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.15% and 1.15%, respectively (2011 - 1.25% and 1.23%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at September 30, 2012 is estimated to be a $40,000 increase or decrease in interest income per year.

(9)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2012 and 2011

(Prepared in Canadian dollars)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 12). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at September 30, 2012 was $435,682, all of which is due within the next 12 months. Additional information regarding liquidity risk is disclosed in note 1.

12	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. Additional information regarding capital management is disclosed in note 1.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three and six months ended September 30, 2012.

13	Subsequent events

Subsequent to the quarter-end, the Company granted 382,000 share purchase options to directors, officers and employees with a term of 10 years, exercise price of $4.16 and vesting provisions ranging from immediate vesting to three years.

Further subsequent events are disclosed in note 1.

(10)